April 16, 2024

Ms. Soo Im-Tang Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    LoCorr Investment Trust – LoCorr Hedged Core Fund (File Nos. 811-22509, 333-171360)

Dear Ms. Im-Tang:

On January 9, 2024, LoCorr Investment Trust (the "Registrant" or the “Trust”), on behalf of LoCorr Hedged Core Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 53 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following supplemental comments on April 11, 2024 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.    As investment in Bitcoin futures is disclosed in the prospectus as a principal investment strategy, please provide all risk disclosures related to previous Staff comments in the prospectus.

Response.    The Registrant notes the Staff’s comments. Given the maximum expected level of exposure to cryptoasset futures is limited on a notional basis to 5% of the Fund’s assets, the Registrant believes that the appropriate risks of such investments have been provided for in the Fund’s prospectus and that other requested risk disclosures have been added to the Fund’s Statement of Additional Information. The Registrant further notes that including all of the risk disclosures previously requested by Staff comments would cause the principal risk disclosure in the Fund’s prospectus to overwhelmingly consist of cryptoasset risks which the Registrant believes would be confusing to potential investors given the level of investment exposure and also potentially take attention away from the other principal risks of the Fund that would affect the other 95% of the assets in the Fund’s portfolio.

Comment 2.    As Bitcoin and Ether have not been widely accepted as forms of payment, please refer to them as “cryptoassets” or “digital assets.”

April 16, 2024 Page 2

Response.    Prior references to cryptocurrency have been changed to “cryptoasset.”

Comment 3.    Please specify CBOE as the U.S. regulated exchange on which Bitcoin and Ether futures trade.

Response.    The disclosure has been revised as follows:

        The Fund will only seek investment exposure to Bitcoin and Ether through investment in cash-settled futures contracts that trade on the Chicago Mercantile Exchange (CME).

Comment 4.    Please disclose that digital asset platforms may be operating out of compliance with applicable laws and may be subject to manipulation and fraud.

Response.    The following risk disclosure has been added:

Platforms on which cryptoassets may be purchased or sold may not be operating incompliance with applicable laws and regulations. Such platforms may be subject to fraud and manipulation which may adversely affect the value of cryptoassets and the Fund’s investment in cryptoasset futures.

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If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.
Very truly yours,

/s/ Andrew Davalla

Andrew Davalla